Filed Pursuant to Rule 433
Registration No. 333-180289
September 4, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.

Leveraged Buffered Uncapped Market Participation Securities Linked to the S&P 500® Low Volatility Index

▸ **Leveraged Buffered Uncapped Market Participation Securities linked to the S&P 500® Low Volatility Index**

▸ **Maturity of three years**

▸ **The S&P 500® Low Volatility Index measures the performance of the 100 least volatile stocks in the S&P 500® Index**

▸ **1.20x – 1.30x (to be determined on the Pricing Date) uncapped exposure to any positive return in the reference asset**

▸ **Protection from the first 15% of any losses in the reference asset**

▸ **All payments on the securities are subject to the credit risk of HSBC USA Inc.**

The Leveraged Buffered Uncapped Market Participation Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying Equity Index Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-3 of the accompanying prospectus supplement, and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 0.60% and referral fees of up to 1.20% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of discounts and referral fees exceed 1.20% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Leveraged Buffered Uncapped Market Participation Securities
Linked to the S&P 500® Low Volatility Index

Indicative Terms*

Principal Amount	$1,000 per security
Term	Approximately 3 years
Reference Asset	The S&P 500® Low Volatility Index (Ticker: SP5LVI)
Upside Participation Rate	Between 120% and 130% (1.20x – 1.30x) exposure to any positive Reference Return (to be determined on the Pricing Date)
Buffer Level	-15%
Payment at Maturity per Security	**If the Reference Return is greater than zero**: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level**: $1,000 (zero return). **If the Reference Return is less than the Buffer Level**: $1,000 + [$1,000 × (Reference Return + 15%)]. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount. If the Reference Return is less than the Buffer Level, you will lose up to 85% of your investment.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	See page FWP-4
Final Level	See page FWP-4
Pricing Date	September 25, 2012
Trade Date	September 25, 2012
Settlement Date	September 28, 2012
Final Valuation Date†	September 25, 2015
Maturity Date†	September 30, 2015
CUSIP	4042K14C4

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Securities

The Leveraged Buffered Uncapped Market Participation Securities are designed for investors who believe the Reference Asset will appreciate over the term of the securities. If the Reference Return is below the Buffer Level, then the securities provide 1:1 exposure to any potential decline in the Reference Asset beyond -15%.

If the Reference Asset appreciates over the term of the securities, you will realize a return equal to 120% to 130% (to be determined on the Pricing Date) of the Reference Asset appreciation. Should the Reference Asset decline, you will lose 1% of your investment for every 1% decline in the Reference Asset beyond the Buffer Level.

The S&P 500® Low Volatility Index

The S&P 500® Low Volatility Index (the "Index") comprises the 100 least-volatile stocks over the previous year in the S&P 500® Index.

There are two steps in the creation of the Index:

Constituent selection: The volatilities of all S&P 500® Index constituents are calculated using daily standard deviation data for approximately the past year. Constituents are ranked in order of their realized volatility. The Index comprises the 100 least volatile stocks.

Constituent weighting: At each rebalancing, the weight for each Index constituent is set inversely proportional to its volatility (higher weightings are assigned to the least volatile stocks). The Index is rebalanced in February May, August and November of each year.

The offering period for the securities is through **September 25, 2012**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities assuming a 120% (1.20x) Upside Participation Rate (the actual Upside Participation Rate will be determined on the Pricing Date and will not be less than 120% or greater than 130%) and reflecting the Buffer Level of -15%.



Reference Return	Participation in Reference Return	Securities Return
20%	1.20x uncapped upside exposure	24%
10%		12%
-10%	Buffer of -15%	0%
-15%		0%
-30%	1x Loss Beyond Buffer	-15%
-45%		-30%

S&P 500® Low Volatility Index

The SP5LVI measures the performance of the 100 least volatile stocks over the previous year in the S&P 500® Index. It is designed to serve as a benchmark for low volatility strategies in the U.S. stock market.

As of the August 2012 rebalancing, the sector weightings in the Index were as follows: Consumer Discretionary: 5.57%, Consumer Staples: 30.92%, Energy: 1.71%, Financials: 1.64%, Healthcare: 14.01%, Industrials: 3.69%, Information Technology: 5.22%, Materials: 3.27%, Telecommunication Services: 4.72% and Utilities: 29.25%.

Information about the Reference Asset

The graph above sets forth the hypothetical back-tested performance of the Reference Asset from July 26, 2007 through April 19, 2011 and the historical performance of the Reference Asset from April 20, 2011 to August 27, 2012. The Reference Asset has only been calculated since April 20, 2011. The hypothetical back-tested performance of the Index set forth in the graph above was calculated using the same selection criteria and methodology employed to calculate the Reference Asset since its inception on April 20, 2011. However, the hypothetical back-tested Reference Asset data only reflects the application of that methodology in hindsight, since the Reference Asset was not actually calculated and published prior to April 20, 2011. The hypothetical back-tested Reference Asset data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Reference Asset data, all of which can affect actual performance. Consequently, you should not rely on that data in forecasting future Reference Asset performance. Because the Reference Asset is a price return index, and not a total return index, the data presented above does not reflect the payment of dividends. The graph above also reflects the actual closing levels from April 20, 2011 to August 27, 2012 that we obtained from the Bloomberg Professional® service. The hypothetical and actual historical performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "The S&P 500® Low Volatility Index" on page FWP-11 and in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

For more information about SP5LVI, please refer to the fact sheet: http://www.sec.gov/Archives/edgar/data/83246/000114420412016831/v306941_fwp.htm.

The tables below are a comparison of the 1997 through 2011 annual returns and the 1,3,5,10,15 and 20 year annualized returns and standard deviations for the S&P 500® Low Volatility Index and the S&P 500® Index. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical and actual historical performance is not necessarily an indication of future results. Because the Reference Asset is a price return index, and not a total return index, the return data presented below does not reflect the payment of dividends.

Annual Returns

	S&P 500® Low Volatility Index	S&P 500® Index
1997	26.27%	31.01%
1998	4.80%	26.67%
1999	-10.72%	19.53%
2000	20.68%	-10.14%
2001	1.54%	-13.04%
2002	-9.83%	-23.37%
2003	19.43%	26.38%
2004	14.38%	8.99%
2005	-0.67%	3.00%
2006	16.49%	13.62%
2007	-2.16%	3.53%
2008	-23.61%	-38.49%
2009	15.52%	23.45%
2010	9.79%	12.78%
2011	10.88%	0.00%

Annualized Price Return Data as of December 31, 2011

	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	10.88%	0.00%
3 Yrs.	12.04%	11.66%
5 Yrs.	1.00%	-2.38%
10 Yrs.	4.12%	0.92%
15 Yrs.	5.30%	3.59%
20 Yrs.	6.36%	5.67%

Annualized Standard Deviation

	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	8.78%	15.97%
3 Yrs.	11.88%	19.00%
5 Yrs.	12.87%	18.91%
10 Yrs.	10.77%	15.93%
15 Yrs.	12.14%	16.59%
20 Yrs.	11.33%	15.01%

Standard deviation is a statistical measure of the distance a quantity is likely to lie from its average value. In finance, standard deviation is applied to the annual rate of return of an investment, to measure the investment's volatility, or "risk".

HSBC USA Inc.
Leveraged Buffered Uncapped Market Participation Securities



Linked to the S&P 500® Low Volatility Index

The offering of securities will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities.**

This free writing prospectus relates to an offering of securities linked to the performance of the S&P 500® Low Volatility Index (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The S&P 500® Low Volatility Index (Ticker: SP5LVI)
Trade Date:	September 25, 2012
Pricing Date:	September 25, 2012
Original Issue Date:	September 28, 2012
Final Valuation Date:	September 25, 2015. The Final Valuation Date is subject to adjustment as described under "Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	September 30, 2015, which is 3 business days after the Final Valuation Date. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Upside Participation Rate:	Between 120% and 130% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + ($1,000 × Reference Return × Upside Participation Rate).
	If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount of securities (zero return).
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 15%)].
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount. **If the Reference Return is less than the Buffer Level, you will lose up to 85% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Buffer Level:	-15%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service page "SP5LVI <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	4042K14C4/US4042K14C42

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

▸ The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, if the Reference Return is -30%, you will suffer a 15% loss and receive 85% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Level, you will lose up to 85% of your investment, subject to the credit risk of HSBC.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsor

Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the securities.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than the Buffer Level of -15%.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below the Buffer Level of -15%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General risks related to Indices" in the Equity Index Underlying Supplement; and

▶ "— If the Reference Asset is or includes the S&P 500 Low Volatility Index or otherwise includes an Index that tracks a low volatility index" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Level from the Initial Level beyond the Buffer Level of -15%. Accordingly, if the Reference Return is less than -15%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 85% of your investment at maturity if the Reference Return is less than the Buffer Level.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

The Reference Asset has limited actual historical information.

The Reference Asset was created in April 2011. The reference sponsor has published limited actual information about how the Reference Asset would have performed had it been calculated in the past. Because the Reference Asset is of recent origin and limited actual historical performance data exists with respect to it, your investment in the securities may involve a greater risk than investing in securities linked to one or more indices with a more established record of performance.

Changes that affect the Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the securities and the return on the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Level. We cannot predict the actual Final Level. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level used in the table and examples below is not expected to be the actual Initial Level. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities**.** The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸   Principal Amount: $1,000

▸   Hypothetical Initial Level: 4,400

▸   Hypothetical Upside Participation Rate: 120% (the actual Upside Participation Rate will be determined on the Pricing Date and will not be less than 120% or greater than 130%)

▸   Buffer Level: -15%

The actual Initial Level will be determined on the Pricing Date.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Security
8,800	100.00%	$2,200	120.00%
7,920	80.00%	$1,960	96.00%
7,040	60.00%	$1,720	72.00%
6,160	40.00%	$1,480	48.00%
5,720	30.00%	$1,360	36.00%
5,280	20.00%	$1,240	24.00%
5,060	15.00%	$1,180	18.00%
4,840	10.00%	$1,120	12.00%
4,620	5.00%	$1,060	6.00%
4,488	2.00%	$1,024	2.40%
4,444	1.00%	$1,012	1.20%
4,400	**0.00%**	**$1,000**	**0.00%**
4,356	-1.00%	$1,000	0.00%
4,312	-2.00%	$1,000	0.00%
4,180	-5.00%	$1,000	0.00%
3,740	-15.00%	$1,000	0.00%
3,520	-20.00%	$950	-5.00%
3,080	-30.00%	$850	-15.00%
2,640	-40.00%	$750	-25.00%
1,760	-60.00%	$550	-45.00%
880	-80.00%	$350	-65.00%
0	-100.00%	$150	-85.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The level of the Reference Asset increases from the Initial Level of 4,400 to a Final Level of 6,160.

Reference Return:	40%
Final Settlement Value:	**$1,480**

Because the Reference Return is positive, the Final Settlement Value would be $1,480 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 40% × 120%)

= $1,480

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the hypothetical Upside Participation Rate when such Reference Return is positive.

Example 2: The level of the Reference Asset decreases from the Initial Level of 4,400 to a Final Level of 4,180.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000**

Because the Reference Return is less than zero but greater than the Buffer Level of -15%, the Final Settlement Value would be $1,000 per $1,000 Principal Amount of securities (a zero return).

Example 3: The level of the Reference Asset decreases from the Initial Level of 4,400 to a Final Level of 2,640.

Reference Return:	-40%
Final Settlement Value:	**$750**

Because the Reference Return is less than the Buffer Level of -15%, the Final Settlement Value would be $750 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 15%)]

= $1,000 + [$1,000 × (-40.00% + 15%)]

= $750

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset beyond the Buffer Level of -15%. YOU MAY LOSE UP TO 85% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE S&P 500® LOW VOLATILITY INDEX ("SP5LVI")

Description of the Reference Asset

The SP5LVI measures the performance of the 100 least volatile stocks over the previous year in the S&P 500® Index. It is designed to serve as a benchmark for low volatility strategies in the U.S. stock market.

As of the August 2012 rebalancing, the sector weightings in the SP5LVI were as follows: Consumer Discretionary: 5.57%, Consumer Staples: 30.92%, Energy: 1.71%, Financials: 1.64%, Healthcare: 14.01%, Industrials: 3.69%, Information Technology: 5.22%, Materials: 3.27%, Telecommunication Services: 4.72% and Utilities: 29.25%.

For more information about the SP5LVI, see "The S&P 500 Low Volatility Index" on page S-18 of the accompanying Equity Index Underlying Supplement.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poors®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Low Volatility Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices's only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Hypothetical and Actual Historical Performance of the SP5LVI

The following graph sets forth the hypothetical back-tested performance of the SP5LVI from July 26, 2007 through April 19, 2011 and the historical performance of the SP5LVI from April 20, 2011 to August 27, 2012. The SP5LVI has only been calculated since April 20, 2011. The hypothetical back-tested performance of the SP5LVI set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011. However, the hypothetical back-tested SP5LVI data only reflects the application of that methodology in hindsight, since the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical back-tested SP5LVI data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested SP5LVI data, all of which can affect actual performance. Consequently, you should not rely on that data in forecasting future SP5LVI performance. Because the SP5LVI is a price return index, and not a total return index, the data presented below does not reflect the payment of dividends. The graph below also reflects the actual closing levels from April 20, 2011 to August 27, 2012 that we obtained from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The closing level for the SP5LVI on August 27, 2012 was 4,477.23. The hypothetical and actual performance is not necessarily an indication of future results.



The hypothetical and actual historical levels of the SP5LVI should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SP5LVI on the Final Valuation Date.

The tables below are a comparison of the 1997 through 2011 annual returns and the 1,3,5,10,15 and 20 year annualized returns and standard deviations for the S&P 500® Low Volatility Index and the S&P 500® Index. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. The hypothetical and actual historical performance is not necessarily an indication of future results. Because the SP5LVI is a price return index, and not a total return index, the return data presented below does not reflect the payment of dividends.

Annual Returns		
	S&P 500® Low Volatility Index	**S&P 500® Index**
1997	26.27%	31.01%
1998	4.80%	26.67%
1999	-10.72%	19.53%
2000	20.68%	-10.14%
2001	1.54%	-13.04%
2002	-9.83%	-23.37%
2003	19.43%	26.38%
2004	14.38%	8.99%
2005	-0.67%	3.00%
2006	16.49%	13.62%
2007	-2.16%	3.53%
2008	-23.61%	-38.49%
2009	15.52%	23.45%
2010	9.79%	12.78%
2011	10.88%	0.00%

Price Return Data as of December 31, 2011		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	10.88%	0.00%
3 Yrs.	12.04%	11.66%
5 Yrs.	1.00%	-2.38%
10 Yrs.	4.12%	0.92%
15 Yrs.	5.30%	3.59%
20 Yrs.	6.36%	5.67%

Annualized Standard Deviation		
	S&P 500® Low Volatility Index	S&P 500® Index
1 Yr.	8.78%	15.97%
3 Yrs.	11.88%	19.00%
5 Yrs.	12.87%	18.91%
10 Yrs.	10.77%	15.93%
15 Yrs.	12.14%	16.59%
20 Yrs.	11.33%	15.01%

Sector Weightings

The table below shows the current weight, average weight and maximum weight of each industry sector included in the SP5LVI. The SP5LVI has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described herein and in the Equity Index Underlying Supplement, the SP5LVI was not actually calculated and published prior to April 20, 2011. No assurance can be given that these weightings will not change.

	Energy	Materials	Industrials	Consumer Discretionary	Consumer Staples	Healthcare	Financials	Information Technology	Telecomm	Utilities
Current Weight*	1.71%	3.27%	3.69%	5.57%	30.92%	14.01%	1.64%	5.22%	4.72%	29.25%
Average Weight**	5.55%	4.77%	11.65%	8.55%	17.95%	6.63%	14.90%	1.89%	2.73%	25.39%
Maximum Weight (as of date)**	12.04% (7/31/01)	12.11% (4/30/97)	18.72% (10/31/00)	16.14% (7/31/91)	31.36% (7/31/09)	27.11% (4/30/09)	35.04% (7/31/02)	10.05% (4/30/10)	10.00% (10/31/92)	43.19% (7/31/99)

*as of the August 2012 rebalancing

**since 10/31/90

The hypothetical back-tested weights of the SP5LVI set forth above were calculated using the selection criteria and methodology employed to calculate the SP5LVI since its inception on April 20, 2011.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker-dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying discounts of up to 0.60% and referral fees of up to 1.20% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the discounts and referral fees exceed 1.20% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

General	FWP-5
Payment at Maturity	FWP-5
Investor Suitability	FWP-6
Risk Factors	FWP-7
Illustrative Examples	FWP-9
The S&P 500® Low Volatility Index ("SP5LVI")	FWP-11
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-13
U.S. Federal Income Tax Considerations	FWP-14

Equity Index Underlying Supplement

Risk Factors	S-1
The S&P 500® Index	S-6
The S&P 100® Index	S-10
The S&P MidCap 400® Index	S-14
The S&P 500 Low Volatility Index	S-18
The Russell 2000® Index	S-21
The Dow Jones Industrial Average℠	S-25
The Hang Seng China Enterprises Index®	S-27
The Hang Seng® Index	S-30
The Korea Stock Price Index 200	S-33
MSCI Indices	S-36
The EURO STOXX 50® Index	S-40
The PHLX Housing Sector℠ Index	S-42
The TOPIX® Index	S-46
The NASDAQ-100 Index®	S-49
S&P BRIC 40 Index	S-53
The Nikkei 225 Index	S-56
The FTSE™ 100 Index	S-58
Other Components	S-60
Additional Terms of the Notes	S-60

Prospectus Supplement

Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60

HSBC USA Inc.

$ Leveraged Buffered Uncapped Market Participation Securities Linked to the S&P 500® Low Volatility Index

September 4, 2012

FREE WRITING PROSPECTUS